Contact

www.linkedin.com/in/mark-zweig-76529219a (LinkedIn)
thezweigletter.com/tag/mark-zweig/ (Blog)
walton.uark.edu/insights/ (Blog)

Top Skills

Research Skills
University Lecturing
Communication

Mark Zweig

Founder of Inc 500/5000 companies—Entrepreneur, Teacher, Author, Speaker, Outside Director, Investor, Consultant, Designer, Podcaster, AEC Industry Expert, and Automobile & Motorcycle enthusiast who loves small business!

Fayetteville, Arkansas, United States

Summary

Experienced entrepreneur and founder of two Inc 500/5000 companies, one on the list four times, both still in business. Founder of Zweig Group, a consulting, research, publishing, media, and training company serving the AEC industry. Founder or co-founder and/or part-owner of other businesses as well.

Leading management and business expert in the architecture and engineering industry. Founder of Zweig Group, twice named to Inc 500 list, once on the Inc 5000 list of fastest-growing privately-held firms. Skilled in Strategic Planning, Mergers & Acquisitions (M&A), Start-ups, Leadership, Human Resources Management, Organization Structure, Ownership Transition, Financial Management, Recruiting, and Marketing.

Entrepreneur in-Residence teaching new venture development and small business management—now in the newly-created Dept. of Strategy, Entrepreneurship, and Venture Innovation at The Sam M. Walton College of business since 2005. Have also taught as an adjunct in The Fay Jones School of Architecture.

CFO/Partner in Janus Motorcycles, an entrepreneurial independent maker of hand built, small displacement motorcycles based in Goshen, Indiana.

Real estate developer/investor/general contractor. Founder/Owner of Mark Zweig, Inc., an Inc 5000 design/build contracting company. Designer and builder of multiple award-winning residential and commercial projects. Owner and property manager of commercial, multi-family, and single-family properties.

Former Chair of two Vistage Groups in NWA. Vistage International is an international support group for CEOs and key executives of privately-held companies.

Author of “Confessions of an Entrepreneur” and 13 other books. Writer for The Zweig Letter. Contributor to The Walton College Insights and The Northwest Arkansas Business Journal.

Speaker. Have given keynotes and breakout sessions at a wide variety of professional and technical society conferences and meetings over the past 42 yrs, as well as hundreds of seminars throughout the US and Canada.

Outside BOD Director/Board member for a variety of privately-held businesses and non-profits. Have served on at least a dozen boards as a director.

Master of Business Administration - MBA focused in Marketing and Finance from Southern Illinois University, Carbondale. BS in Business Administration from SIU as well.

Automobile and motorcycle enthusiast, w/wide-ranging tastes. Have owned over 400 cars and 300 motorcycles. Built custom vehicles and done prize-winning restorations.

Father of four daughters and one stepdaughter, ranging from 14 to 37 yrs. old.

Experience

University of Arkansas

Entrepreneur In-Residence
January 2005 - Present (20 years 11 months)
Fayetteville, Arkansas, United States

I teach two different entrepreneurship courses to a wide range of students at The Sam M. Walton College of Business at The University of Arkansas in Fayettevlle.

Janus Motorcycles

Director/Partner/CFO

April 2023 - Present (2 years 8 months)
Goshen, Indiana, United States

Investor/Advisor to management and Chief Financial Officer for Janus Motorcycles, makers of customizable small- and mid-displacement, lightweight, hand-built motorcycles.

Janus is a unique company making products for intelligent, discerning motorcyclists, as well as people who may have never considered motorcycling prior to purchasing a Janus. Each bike is a hand-built work of art, with thousands of combinations of colors and options.

Janus has been featured on Jay Leno's Garage, the Wall Street Journal, New York Times, Esquire, and more. The company has a cult-like following and a fantastic brand.

Zweig Group
Founder & Chairman
July 1988 - Present (37 years 5 months)
Fayetteville, Arkansas, United States

Big Talk About Small Business
Founder/Partner
July 2023 - Present (2 years 5 months)
Rogers, Arkansas, United States

Our Mission is to inspire, empower, and equip entrepreneurs with the knowledge and insights they need to succeed in their ventures. Through engaging conversations with industry experts, seasoned entrepreneurs, and thought leaders, we aim to provide valuable strategies, actionable advice, and real-world experiences that will enable our listeners to navigate the challenges, seize the opportunities, and build thriving businesses.

About the Show—Big Talk About Small Business, the podcast that delves into the fascinating world of entrepreneurship and small business success stories. Join us as we engage in insightful conversations with industry experts, business owners, and thought leaders. Discover valuable tips, strategies, and inspiration to empower your own entrepreneurial journey. Whether you're a seasoned entrepreneur or just starting out, our podcast is here to inform, inspire, and elevate your small business aspirations. Get ready to think big and achieve big with Big Talk About Small Business!

Miyamoto International
Outside Director
October 2024 - Present (1 year 2 months)
West Sacramento, California, United States

Member of Board of Directors for this 400-person international structural engineering/disaster recovery firm.

Southern Illinois University, Carbondale
College of Business and Analytics Advisory Board Member
October 2024 - Present (1 year 2 months)
Carbondale, Illinois, United States

Advisory board member for the SiUC College of Business and Analytics. This is my second time doing this. The first was from the early 1990s until 2005.

Mark Zweig, Inc.
Founder & President
January 2005 - Present (20 years 11 months)
Fayetteville, Arkansas, United States

Vistage NWA
Chair
September 2021 - January 2023 (1 year 5 months)
Fayetteville, AR, United States

Practice Management Associates
Executive Vice President
January 1988 - July 1988 (7 months)
Newton, Massachusetts

Carter & Burgess
Director of Marketing and Human Resources
February 1985 - January 1988 (3 years)
Fort Worth, Texas, United States

Pickering Firm, Inc.
Principal/Director of Project Development and Human Resources
August 1983 - February 1985 (1 year 7 months)
Memphis, Tennessee

Michael Latas & Associates
Senior Associate

August 1980 - August 1983 (3 years 1 month)
St. Louis, Missouri

THE TOURING CYCLIST
Bike mechanic and salesperson
June 1975 - August 1982 (7 years 3 months)
Greater St. Louis Area

Education

Southern Illinois University, Carbondale
Master of Business Administration - MBA, Marketing and Finance · (1979 - 1980)

Southern Illinois University, Carbondale
Bachelor of Science - BS, Business Administration and Management, General · (1976 - 1979)